Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES THE ISSUANCE AND PLACEMENT OF SUSTAINABLE BONDS

IN THE SEGUNDO MERCADO EXCHANGE

Medellin, Colombia, July 19, 2019

Bancolombia announces that today it completed the issuance and placement of an offering of sustainable bonds (Bonos sostenibles) in an aggregate principal amount of six hundred fifty seven thousand million pesos (COP $657,000,000,000) in the Segundo Mercado exchange, with a term of 5 years and an interest rate of IBR + 1,60%.

The proceeds from the offering will be used to finance sustainability projects including renewable energy, energetic efficiency, cleaner production, social infrastructure, and access to housing, among others, in accordance with international standards contemplated by the Sustainability Bond Guidelines.

The IIC (Interamerican Investment Corporation) and the IDB (Interamerican Development Bank), acquired all the bonds in the offering.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837